SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                      For the Year Ended December 31, 1996

                Seneca Foods Corporation Employees' Savings Plan
                            (Full title of the Plan)


                            Seneca Foods Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                 1162 Pittsford-Victor Road, Pittsford, New York
                      14534 (Address of principal executive
                                     office)

                              REQUIRED INFORMATION


1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

         See accompanying index on page 3.

2.       Signature

3.       Exhibit

         Exhibit 1 - Consent of Independent Accountants

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                4

FINANCIAL  STATEMENTS  AS OF  DECEMBER  31, 1996 AND 1995 AND FOR THE YEARS THEN
   ENDED:

   Statements of Net Assets Available for Benefits                          5

   Statements of Changes in Net Assets Available for Benefits               6

   Notes to Financial Statements                                          7-9



SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996 AND FOR THE YEAR THEN ENDED:

   Item 27a - Schedule of Assets Held for Investment Purposes              10
   Item 27d - Schedule of Reportable Transactions                          11

SUPPLEMENTAL SCHEDULES OMITTED:
   The following supplemental schedules are excluded because of the absence of conditions under which they are required:

   Item 27b - Schedule of Loans or Fixed Income Obligations
   Item 27c - Schedule of Leases in Default or Classified as Uncollectible
   Item 27e - Schedule of Nonexempt Transactions

INDEPENDENT AUDITORS' REPORT


To Seneca Foods Corporation
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
Rochester, New York
December 1, 1997

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


                                                      1996              1995
ASSETS

INVESTMENTS:
  At fair value:
    Seneca Foods Corporation common stock       $    2,135         $        -
    INVESCO Stable Value Fund                    1,183,852            723,943
    Vanguard Wellington Fund                     1,754,503            945,519
    T. Rowe Price Equity Income Fund             1,492,167            736,436
    Neuberger & Berman Guardian Fund             1,734,044            891,594
                                                ----------         ----------
        Total investments                        6,166,701          3,297,492
                                                ----------         ----------
CONTRIBUTIONS RECEIVABLE:
  Employee                                         239,949            165,321
  Employer                                         195,882                  -
                                                ----------         ----------
        Total contributions receivable             435,831            165,321
                                                ----------         ----------

NET ASSETS AVAILABLE FOR BENEFITS             $  6,602,532       $  3,462,813
                                             =============       ============


See notes to financial statements.

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


                                                       1996             1995

ADDITIONS:
  Participant contributions                    $  2,564,162        $ 2,386,210
  Employer contributions                            195,882                  -
  Net appreciation in fair value of investments     537,483            315,912
  Dividend  income                                  161,138             70,459
                                                  ---------          ---------
        Total additions                           3,458,665          2,772,581
                                                  ---------          ---------
DEDUCTIONS:
  Withdrawals by participants                       282,198             83,237
  Administrative expenses                            36,748             25,226
                                                  ---------         ----------
     Total deductions                               318,946            108,463

NET INCREASE                                      3,139,719          2,664,118

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                               3,462,813            798,695
                                                  ---------         ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                  $  6,602,532        $ 3,462,813
                                                  =========          =========

See notes to financial statements.

SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------



1.    DESCRIPTION OF PLAN

      The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

      General - The Plan, which came into effect in 1994, is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions - Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 15% of their compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Effective in 1996, the Company may contribute additional amounts at the discretion of the Company's Board of Directors. Such amounts are allocated based on the participants pro rata share of total participating payroll.

      Vesting  -   Participants   are   immediately   vested  in  all   elective
      contributions and related earnings.

      Payment of Benefits - After termination of service, the participant's account balance is generally distributed in a lump sum.

      Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Administrator shall determine the method of distribution of the participants' accounts in accordance with the provisions of the plan.

      Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) additional Company contributions (if any), and (b) Plan earnings, and is also charged with an administrative expense of $9 per quarter. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

      Valuation of Investments - All investments are valued at fair value as determined by quoted market prices.

      Payment of Benefits - Benefits are recorded when paid. As of December 31, 1996 and 1995 net assets available for benefits included benefits of $8,347 and $19,225, respectively, due to participants who have withdrawn from participation in the Plan.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


3.    INVESTMENTS

      The Plan's investments are held with the Plan Trustee. The following table presents the changes in investments for the years ended December 31, 1996 and 1995.

                                                                                       Neuberger
                                          INVESCO       Vanguard         T. Rowe        & Berman
                              Seneca      Stable       Wellington      Price Equity     Guardian
                              Stock     Value Fund        Fund         Income Fund        Fund        Total

Account value,
  January 1, 1995            $       -    $144,918       $215,439       $153,149       $208,937      $722,443

Contributions                        -     584,696        624,510        496,691        591,244     2,297,141

Dividend income                      -      21,505         27,226         15,955          5,773        70,459

Net appreciation in fair
  value                              -           -        113,045         97,208        105,659       315,912
                            ----------    --------       --------       --------      ---------       -------
                                     -     751,119        980,220        763,003        911,613     3,405,955
                            ----------    --------       --------       --------      ---------     ---------



Less:

 Benefits paid to
   participants                      -       15,499        30,742         18,346         18,650        83,237

Administrative expenses              -        6,297         7,237          5,441          6,251        25,226
                            ----------      -------       -------        -------        -------        ------

                                     -       21,796        37,979         23,787         24,901       108,463

Transfers                            -       (5,380)        3,278         (2,780)         4,882             -
                            ----------     --------       -------       --------          -----       -------

Account value,
  December 31, 1995                  -      723,943       945,519        736,436        891,594     3,297,492



Contributions                    2,445      459,519       716,538        605,212        705,820     2,489,534

Dividend income                      -       54,346        58,454         34,528         13,810       161,138


Net appreciation in fair
  value                           (201)           -       151,061        173,988       212,635        537,483
                                ------     --------      --------      ---------      ---------       -------



                                 2,244    1,237,808      1,871,572     1,550,164      1,823,859     6,485,647

Less:

 Benefits paid to
  participants                       -       66,699         89,664        66,039         59,796       282,198


  Administrative expenses          109        8,203         10,698         8,443          9,295        36,748
                                 -----      -------       --------       -------        -------        ------

                                   109       74,902        100,362        74,482         69,091       318,946


Transfers                            -       20,946        (16,707)       16,485        (20,724)            -
                            ----------     --------      ---------      --------       --------       -------

Account value,
  December 31, 1996         $    2,135   $ 1,183,852   $ 1,754,503   $ 1,492,167    $ 1,734,044   $ 6,166,701
                            ==========   ===========   ===========   ===========    ===========   ===========


4.    TAX STATUS

      The Plan was established under Prototype Plan, but has been amended. The Plan has not received a determination letter on the amended plan, however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.


SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------------------


                                             c. Description of Investment
          b. Identity of Issue,                Including Maturity Date,
             Borrower, Lessor               Rate of Interest, Collateral,                            e. Current
             or Similar Party                   Par or Maturity Value             d. Cost                Value


Seneca Foods Common Stock                             233 shares                 $         2,331     $         2,135

INVESCO Stable Value Fund                          1,183,852 units                     1,183,852           1,183,852

Vanguard Wellington Fund                            67,094 shares                      1,584,601           1,754,503

T. Rowe Price Equity Income Fund                    66,201 shares                      1,302,425           1,492,167

Neuberger & Berman Guardian Fund                    109,266 shares                     1,463,688           1,734,044
                                                                                     -----------           ---------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                           $  5,536,897        $  6,166,701
                                                                                    ============        ============

Note:  Column a is omitted as it is not applicable.


SENECA FOODS CORPORATION
EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF 5% OF THE CURRENT VALUE OF PLAN ASSETS


                                                                                                      h.    Current
      a. Identity of Party Involved                                                                        Value of
   b. Description of Assets (including                                                                     Asset on       i.  Net
         interest rate and maturity in        c.   Purchase      d.   Selling      g.     Cost            Transaction       Gain or
                case of a loan)                      Price             Price            of Asset             Date            (Loss)


                                                                    None


SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS


                                                                                                      h.    Current
      a. Identity of Party Involved                                                                        Value of
   b. Description of Assets (including                                                                     Asset on       i. Net
         interest rate and maturity in        c.   Purchase      d.   Selling      g.     Cost            Transaction      Gain or
                case of a loan)                      Price             Price            of Asset             Date           (Loss)
INVESCO Stable Value Fund                          $540,246         $      -            $540,246            $540,246       $     -
Vanguard Wellington Fund                           $853,219         $      -            $853,219            $853,219       $     -
T. Rowe Price Equity Income Fund                   $712,292         $      -            $712,292            $712,292       $     -
Neuberger & Berman Guardian Fund                   $747,354         $      -            $747,354            $747,354       $     -


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                            Seneca Foods Corporation
                             Employees' Savings Plan
                                 (Name of Plan)



                                                    /s/Kraig H. Kayser

December 10, 1997                                   Kraig H. Kayser
                                                    Trustee of Seneca Foods
                                                    Corporation Employees'
                                                    Savings Plan

                                  Exhibit Index

Exhibit 1 - Consent of Independent Accountants